
07001236

SECU...SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
English Concepts - DBA PMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27545 Diehl Road, Ste. 100
(No. and Street)

Warrenville	IL	60555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. English 630-393-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkby, Phelan & Assoc., CPA, LLC
(Name – if individual, state last, first, middle name)

One Tiffany Pointe, Ste 300	Bloomingdale,	IL	60108
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, DC
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. English, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts dba PMA Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/08

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PMA
PUBLIC FINANCE SPECIALISTS

ENGLISH CONCEPTS DBA PMA SECURITIES, INC.

Financial Statements

For The Years Ended December 31, 2006 and 2005

With

Report of Independent Auditors

Prepared By:



KIRKBY, PHELAN & ASSOCIATES, CPA, LLC
Certified Public Accountants

One Tiffany Pointe Suite 300 • Bloomingdale, Illinois 60108

CONTENTS



KIRKBY, PHELAN & ASSOCIATES, CPA, LLC

Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of
ENGLISH CONCEPTS dba PMA SECURITIES, INC.
Warrenville, Illinois 60555

We have audited the accompanying balance sheets of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2006 and 2005, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2006 and 2005, and the results of its operations and its changes in cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basis of the financial statements taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 24, 2007

One Tiffany Pointe • Suite 300 • Bloomingdale, IL 60108 • Located at the corner of Bloomingdale and Schick Roads
Telephone (630) 582-2345 • Fax (630) 582-2585 • Web http://www.kirkby.com

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 588,619	$ 2,271,969
Accounts Receivable	80,472	54,403
Prepaid Expenses	25,614	35,883
Investment in Securities, at Value	2,390,415	268,311
Total Current Assets	3,085,120	2,630,566
FIXED ASSETS	-	-
OTHER ASSETS	5,000	5,000
TOTAL ASSETS	$ 3,090,120	$ 2,635,566

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts Payable	$ 9,706	$ 598
Accrued State Replacement Tax	3,958	7,516
Due to Related Party	184,406	70,900
Deferred Compensation - Current Portion	-	25,630
Total Current Liabilities	198,070	104,644
LONG-TERM LIABILITIES		
Deferred Compensation - Net of Current Portion	-	592,895
Total Liabilities	198,070	697,539
STOCKHOLDERS' EQUITY		
Common Stock (No Par Value, Authorized 10,000 Shares, 1,565 Shares Issued and Outstanding)	86,075	86,075
Retained Earnings	2,805,975	1,851,952
Total Stockholders' Equity	2,892,050	1,938,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,090,120	$ 2,635,566

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Trading Revenue	$ 1,718,885	$ 1,799,272
Remarketing Revenue	593,458	475,068
Investment Banking Revenue	470,486	36,102
Total Revenues	2,782,829	2,310,442
GENERAL AND ADMINISTRATIVE EXPENSES	2,515,753	1,613,565
INCOME FROM OPERATIONS	267,076	696,877
OTHER INCOME (EXPENSE)		
Dividends & Interest	41,687	19,765
Realized Gain (Loss) on Sale of Investments	(550)	30
Unrealized Appreciation (Decline) of Investments	27,285	(2,218)
Deferred Compensation Contract Termination	618,525	-
Total Other Income (Expense)	686,947	17,577
EARNINGS BEFORE TAXES	954,023	714,454
INCOME TAX PROVISION	-	-
NET INCOME	$ 954,023	$ 714,454

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	COMMON STOCK	RETAINED EARNINGS
BALANCE JANUARY 1, 2005	$ 86,075	$ 1,737,498
NET INCOME	-	714,454
DIVIDENDS DECLARED	-	(600,000)
BALANCE DECEMBER 31, 2005	$ 86,075	$ 1,851,952
BALANCE JANUARY 1, 2006	$ 86,075	$ 1,851,952
NET INCOME	-	954,023
DIVIDENDS DECLARED	-	-
BALANCE DECEMBER 31, 2006	$ 86,075	$ 2,805,975

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows from Operating Activities		
Net Income (Loss)	$ 954,023	$ 714,454
Add (Deduct) Items Not Affecting Cash		
Unrealized (Appreciation) Decline of Investments	(27,285)	2,218
Depreciation	63,583	-
(Gain)Loss on Sale of Investments	550	(30)
(Increase) Decrease in Accounts Receivable	(26,069)	(4,636)
(Increase) Decrease in Prepaid Expenses	10,269	(23,533)
Increase (Decrease) in Accounts Payable	9,108	598
Increase (Decrease) in Accrued State ReplacementTax	(3,558)	(6,738)
Increase (Decrease) in Due to Related Party	113,506	(110,093)
Increase (Decrease) in Deferred Compensation	(618,525)	(24,236)
	(478,421)	(166,450)
Net Cash Provided (Used) From Operating Activities	475,602	548,004
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(63,583)	-
Proceeds From Sale of Securities	25,000	30
Purchase of Investments	(2,120,369)	-
Net Cash Provided (Used) From Investing Activities	(2,158,952)	30
Cash Flows From Financing Activities		
Dividends Declared	-	(600,000)
Net Cash Provided (Used) From Financing Activities	-	(600,000)
Net Increase (Decrease) in Cash	(1,683,350)	(51,966)
Cash Balance, January 1	2,271,969	2,323,935
Cash Balance, December 31	$ 588,619	$ 2,271,969
Supplemental Information		
Interest Paid	$ -	$ -
Income Taxes Paid	$ 7,516	$ 14,254

See independent auditors' report and notes to the financial statements.

Note A - *Summary of Significant Accounting Policies*

This summary of significant accounting policies of ENGLISH CONCEPTS dba PMA SECURITIES, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Description of Business

The Company has been organized to provide investment banking services, local government investment pools, municipal securities, government securities and money market funds as investments to public-sector clients. In addition, the Firm will sell stocks and bonds for institutional activity through investment advisors, and directly to public sector employees to provide financial management services for personal and retirement funds.

Basis of Accounting

The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred.

Cash and Cash Equivalents

The Company considers cash to be short-term, highly liquid investments that have maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are determined to be uncollectible.

Depreciation

The Company's equipment is depreciated using the MACRS tax method, which approximates generally accepted accounting principles. Total depreciation amounted to $63,583 in 2006 and $0 in 2005.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note A - *Summary of Significant Accounting Policies (Continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. Investments in registered money market or mutual fund shares are quoted as of the end of the day on the last day of the month.

Note B - *Concentrations of Credit Risk*

The Company maintains cash balances at several financial institutions. Accounts at each institution are either insured by the Federal Depository Insurance Corporation or the Securities Investment Protection Corporation. At December 31, 2006 and 2005 the Company's uninsured cash balances were $259,687 and $1,905,725 respectively.

Note C – *Investments*

The cost of these securities was $2,455,530 and $356,861 for the years ended December 31, 2006 and 2005.

Note D – *Income Taxes*

The Company elected to be treated as an "S" Corporation under the Internal Revenue Code, effective January 1, 1992. Accordingly, the current taxable income of the company is allocable to the shareholders, who are responsible for the payment of Federal and State income taxes thereon. The company is subject to a replacement tax that was $3,958 and $7,516 for the years ending December 31, 2006 and 2005, respectively.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note E – ***Deferred Compensation***

The Company entered into an agreement with two of their shareholders in December 1998. The first agreement was to pay a shareholder the sum of $20,000 per calendar year for a period of twenty years, commencing January 1999 and ending December 31, 2018. The second agreement was to pay another shareholder the sum of $40,000 per calendar year for a period of twenty years, commencing January 1, 2003 and ending December 31, 2022. As of January 1, 2006, the Company and the shareholders mutually agreed to terminate the deferred compensation arrangement and the deferred compensation payable was decreased to a zero balance. The total obligation on December 31, 2005 was $618,525.

Note G – ***Related Party Transactions***

The Company's payroll is paid by a related corporation, in which the shareholders of ENGLISH CONCEPTS dba PMA SECURITIES, INC. are also shareholders. The amount for payroll billed to the Company by the related corporation for the years ended December 31, 2006 and 2005 was $0 and $60,000, respectively. The Company also remitted a management fee to this same related company of $2,246,659 and $1,380,600 for the years ended December 31, 2006 and 2005, respectively. The amounts due this Company were $184,406 and $70,900, for the years ended December 31, 2006 and 2005, respectively.

Note H – ***Net Capital***

No material differences exist from the Computation of Net Capital under Rule 15c3-1 in the Audit Report with the Company's most recent unaudited report filed. A copy of this report and the Statement of Financial Condition is currently available for inspection at the principal office of the Commission in Washington, D.C., and the regional office of the Commission for the region in which the Company has its place of business.

Note J – ***Exemptions***

The Company is exempt from the Computation of Reserve Requirements pursuant to Rule 15c3-3, as well as Information Relating to Possession or Control Requirements under Rule 15c3-3. As of December 31, 2006, no facts came to our attention to indicate the exemption had not been complied with since the date of our last audit opinion, dated January 26, 2006, for the year ended December 31, 2005. There are also no material inadequacies in the accounting system and internal accounting controls which would (a) inhibit the Company from promptly completing securities transactions; (b) result in material financial loss; (c) result in material misstatements in the Company's financial statements; or (d) result in violations of the Commission's record keeping or financial responsibility rules.

SUPPLEMENTARY INFORMATION

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

SCHEDULE OF GENERAL & ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
GENERAL AND ADMINISTRATIVE EXPENSES		
Contractual Services	$ 2,246,659	$ 1,380,600
Depreciation	63,583	-
Subscriptions	53,696	32,520
Telerate Services	44,770	44,075
Client Promotions	27,598	30,551
Professional Fees	16,772	22,460
Regulatory Fees	15,431	18,525
Staff Development	14,206	24,419
Clearing Fees	13,291	13,842
Office Expense	6,590	876
Travel	6,179	1,652
State Replacement Tax	3,958	7,516
Insurance	2,600	-
Other Taxes & Licenses	420	765
Payroll Expenses	-	35,764
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 2,515,753	$ 1,613,565

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Stockholders' Equity, January 1	$ 1,938,027	$ 1,823,573
Revenues	3,442,491	2,330,237
Expenses	(2,515,753)	(1,613,565)
Unrealized Appreciation (Decline) on Investments	27,285	(2,218)
Dividends Declared	-	(600,000)
Stockholders' Equity, December 31	2,892,050	1,938,027
Non-Allowable Assets	116,200	104,644
Net Capital Before Haircuts	2,775,850	1,833,383
Normal Haircuts	83,538	39,752
Undue Concentration	-	-
	83,538	39,752
Net Capital	$ 2,692,312	$ 1,793,631
Required Net Capital	$ 100,000	$ 100,000

See independent auditors' report and notes to the financial statements.



KIRKBY, PHELAN & ASSOCIATES, CPA, LLC
Certified Public Accountants

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplementary information of English Concepts dba PMA Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

One Tiffany Pointe • Suite 300 • Bloomingdale, IL 60108 • Located at the corner of Bloomingdale and Schick Roads
Telephone (630) 582-2345 • Fax (630) 582-2585 • Web http://www.kirkby.com

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 24, 2007

END